SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Argo Group International Holdings, Ltd.
(Name of Issuer)

Common Shares, par value $1.00 per share
(Title of Class of Securities)

G0464B107
(CUSIP Number)

J. Daniel Plants
Voce Capital Management LLC
600 Montgomery Street, Suite 4400
San Francisco, California 94111
(415) 489-2600

with a copy to:
Aneliya Crawford, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 7, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 10 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0464B107	SCHEDULE 13D/A	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON VOCE CAPITAL MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,903,469
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,903,469
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,903,469
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G0464B107	SCHEDULE 13D/A	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON VOCE CAPITAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,903,469
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,903,469
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,903,469
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G0464B107	SCHEDULE 13D/A	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON J. DANIEL PLANTS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,903,469
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,903,469
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,903,469
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. G0464B107	SCHEDULE 13D/A	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON Nicholas C. Walsh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America and United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. G0464B107	SCHEDULE 13D/A	Page 6 of 10 Pages

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 4, 2019 (the “Original Schedule 13D”) and Amendment No. 1 filed with the SEC on February 25, 2019 (“Amendment No. 1,” and together with the Original Schedule 13D and this Amendment No. 2, the “Schedule 13D”) with respect to the common shares, $1.00 par value (the “Common Shares”) of Argo Group International Holdings, Ltd., a Bermuda exempted company limited by shares (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D. This Amendment No. 2 amends Items 2, 3, 4, 5, 6 and 7 as set forth below.

Item 2.	IDENTITY AND BACKGROUND

Items 2(a) – (f) of the Schedule 13D are hereby amended and restated as follows:

(a) This Schedule 13D is filed by:

(i)	Voce Capital Management LLC, a California limited liability company (“Voce Capital Management”), with respect to the Common Shares held by the funds to which it serves as investment manager (the “Voce Funds”);

(ii)	Voce Capital LLC, a Delaware limited liability company (“Voce Capital”), as the sole managing member of Voce Capital Management;

(iii)	J. Daniel Plants (“Mr. Plants”), as the sole managing member of Voce Capital; and

(iv)	Nicholas C. Walsh (“Mr. Walsh”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b) The address of the principal office of each of Voce Capital Management, Voce Capital and Mr. Plants is 600 Montgomery Street, Suite 4400, San Francisco, California 94111. The address of Mr. Walsh is 29 East 64th St, New York, NY 10065.

(c) The principal business of Voce Capital Management is investing for funds and accounts under its management. The principal business of Voce Capital is serving as the sole managing member of Voce Capital Management. Mr. Plants is the sole managing member of Voce Capital. The principal business of Mr. Walsh is serving as an independent director.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. G0464B107	SCHEDULE 13D/A	Page 7 of 10 Pages

(f) Voce Capital is organized under the laws of the State of Delaware. Voce Capital Management is organized under the laws of the State of California. Mr. Plants is a citizen of the United States of America. Mr. Walsh is a citizen of the United States of America and the United Kingdom.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The Common Shares beneficially owned by Voce Capital Management were purchased with the working capital of the Voce Funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the Common Shares beneficially owned by Voce Capital Management is approximately $124,891,143, including brokerage commissions.

The Common Shares beneficially owned by Mr. Walsh were purchased with his personal funds in open market purchases. The aggregate purchase price of the Common Shares beneficially owned by Mr. Walsh is approximately $132,470.80, including brokerage commissions.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On March 7, 2019, a Voce Fund submitted to the Issuer a supplement to its formal notice (the “Notice”), which stated its intention to nominate Charles H. Dangelo for election at the 2019 annual general meeting of shareholders of the Issuer (the “Annual Meeting”) and present proposals at the Annual Meeting to remove four directors—Chairman Gary V. Woods, Hector De Leon, John R. Power, Jr. and Mural R. Josephson—from the Issuer’s Board and replace them with the following four nominees of the Reporting Persons: Mr. Walsh, Carol A. McFate, Rear Admiral Kathleen M. Dussault and Bernard C. Bailey (with Charles H. Dangelo, each, a “Nominee,” and collectively, the “Nominees”).

On March 8, 2019, Voce Capital Management distributed a press release announcing (i) its nomination of five independent and highly qualified nominees for election to the Board of Directors of the Issuer; and (ii) the March 7, 2019 launch of a website, www.Argo-SOS.com, where shareholders can receive additional information about the five nominees and the campaign for shareholder value at the Issuer. A copy of such press release is attached hereto as Exhibit 3, and is incorporated herein by reference in its entirety.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 (a) – (c) of the Schedule 13D is hereby amended and restated as follows:

(a) The aggregate percentage of Common Shares reported as beneficially owned by each person named herein is based upon 33,969,883 Common Shares outstanding as of February 21, 2019, which is the total number of Common Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on February 26, 2019.

CUSIP No. G0464B107	SCHEDULE 13D/A	Page 8 of 10 Pages

As of the close of business on March 7, 2019, Voce Capital Management beneficially owned 1,903,469 Common Shares, constituting approximately 5.6% of the Common Shares outstanding. Voce Capital, as the sole managing member of Voce Capital Management, may be deemed to beneficially own the 1,903,469 Common Shares beneficially owned by Voce Capital Management, constituting approximately 5.6% of the Common Shares outstanding. Mr. Plants, as the sole managing member of Voce Capital, may be deemed to beneficially own the 1,903,469 Common Shares beneficially owned by Voce Capital Management, constituting approximately 5.6% of the Common Shares outstanding. Mr. Walsh may be deemed to beneficially own the 2,000 Common Shares in his accounts. Mr. Walsh disclaims all ownership, direct, beneficial, or otherwise of all Common Shares, other than the 2,000 Common Shares held in his own accounts. Voce Capital Management, Voce Capital and Mr. Plants disclaim all ownership, direct, beneficial, or otherwise of all Common Shares held in Mr. Walsh's accounts.

As of the close of business on March 7, 2019, the Reporting Persons collectively beneficially owned an aggregate of 1,905,469 Common Shares, constituting approximately 5.6% of the Common Shares outstanding.

(b) By virtue of their respective positions with Voce Capital Management, each of Voce Capital and Mr. Plants may be deemed to have shared power to vote and dispose of the Common Shares reported beneficially owned by Voce Capital Management. Mr. Walsh has the sole power to vote and dispose of the Common Shares reported beneficially owned by him.

(c) There have been no transactions in the securities of the Issuer effected by the Reporting Persons since the filing of the Schedule 13D, and in the case of Mr. Walsh, in the past 60 days.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Voce Capital Management and each of the Nominees entered into an agreement (each, a "Nominee Agreement," and collectively, the "Nominee Agreements") whereby, among other things, each Nominee agreed to become a member of a slate of nominees and stand for election as a director of the Issuer in connection with a proxy solicitation which may be conducted by Voce Capital Management and/or its affiliates in respect of the Annual Meeting. Each Nominee also agreed to seek the prior approval of Voce Capital Management prior to any acquisition or disposition of any securities of the Issuer, which approval shall not be unreasonably withheld or delayed. This description of the Nominee Agreements is qualified in its entirety by reference to the full text of the Nominee Agreements, the form of which is attached hereto as Exhibit 4 and is incorporated herein by reference in its entirety.

On March 8, 2019, the Reporting Persons entered into a Joint Filing Agreement in which, among other things, the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is filed as Exhibit 5 to this Schedule 13D and is incorporated herein by reference in its entirety.

CUSIP No. G0464B107	SCHEDULE 13D/A	Page 9 of 10 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit	Description

3	Press Release, dated March 8, 2019
4	Form of Nominee Agreement
5	Joint Filing Agreement, dated March 8, 2019

CUSIP No. G0464B107	SCHEDULE 13D/A	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 8, 2019

VOCE CAPITAL MANAGEMENT LLC

	By:	Voce Capital LLC, its Managing Member

	By:	/s/ J. Daniel Plants
Name: J. Daniel Plants
Title: Managing Member

VOCE CAPITAL LLC

	By:	/s/ J. Daniel Plants
Name: J. Daniel Plants
Title: Managing Member

/s/ J. Daniel Plants
J. Daniel Plants

/s/ Nicholas C. Walsh
Nicholas C. Walsh